FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2004

                        Commission File Number: 001-10378

                                     AVENTIS
                 (Translation of registrant's name into English)


                            67917 Strasbourg, cedex 9
                                     France
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

     On November 4, 2004,  Aventis issued the press release,  attached hereto as
Exhibit 99.1, announcing that Aventis has defined squeeze-out terms for Hoechst AG. Exhibit 99.1 is incorporated herein by reference.

     On November 5, 2004,  Aventis issued the press release,  attached hereto as
Exhibit 99.2, announcing the date of the extraordinary meeting of Hoechst shareholders to vote on the squeeze-out resolution. Exhibit 99.2 is incorporated herein by reference.





                                  EXHIBIT LIST


Exhibit No.                                      Description
------------            -------------------------------------------------------
Exhibit 99.1            Press Release dated November 4, 2004, issued by Aventis,
                        announcing that Aventis has defined squeeze-out terms for Hoechst AG

Exhibit 99.2 Press Release dated November 5, 2004, issued by Aventis, announcing the date of the extraordinary meeting of Hoechst shareholders to vote on the squeeze-out resolution

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          AVENTIS
                                                        (Registrant)

Date: November 5, 2004                         By: /s/ Jean-Claude Leroy
                                                  ------------------------------
                                               Name:   Jean-Claude Leroy
                                               Title:  Member of the Management
                                                       Board and Chief Financial
                                                       Officer

                                  EXHIBIT INDEX


EXHIBIT NO.                                   DESCRIPTION
------------            -------------------------------------------------------
Exhibit 99.1            Press Release dated November 4, 2004, issued by Aventis,
                        announcing that Aventis has defined squeeze-out terms for Hoechst AG

Exhibit 99.2 Press Release dated November 5, 2004, issued by Aventis, announcing the date of the extraordinary meeting of Hoechst shareholders to vote on the squeeze-out resolution